F O R   I M M E D I A T E    R E L E A S E



                                      April 17, 1996
                                      For more information contact:
                                      Erin Ibele - (419) 247-2800
                                      Ed Lange   - (419) 247-2800

              HEALTH CARE REIT, INC. ANNOUNCES
         FIRST QUARTER RESULTS AND DECLARES DIVIDEND

Toledo, Ohio, April 17, 1996....The Directors of Health Care REIT,
Inc. (NYSE/HCN) voted to pay a quarterly dividend at the rate of $.52 per share. The dividend will be payable May 20, 1996 to shareholders of record on May 3, 1996. This will be the REIT's 100th consecutive dividend distribution.

Cash Flows from Operating Activities Available for Distribution for the three months ended March 31, 1996 was $7,362,841 ($.61 per share) compared with $5,694,981 ($.49 per share) for the three months ended March 31, 1995. With this release, the Company commences its reporting of Funds From Operations (FFO), as defined by the National Association of Real Estate Investment Trusts. Accordingly, Funds From Operations for the three months ended March 31, 1996 was $6,147,118 ($.51 per share) compared with $5,254,703
($.45 per share) for the corresponding quarter of 1995.

Net Income for the three months ended March 31, 1996 was $5,677,108 or $.47 per share of common stock on Revenue of $10,890,381, compared to Net Income of $4,864,965 or $.42 per share of common stock on Revenue of $9,624,993 for the corresponding quarter of 1995. Gross Income for the three months ended March 31, 1996 was up 13.15% from the first quarter of 1995. Total Assets of $397,412,701 at March 31, 1996 reflect a 20% increase from one year ago. The chart on the following page presents the information highlighted above.

Health Care REIT, Inc., with headquarters in Toledo, Ohio, is a real estate investment trust which invests in health care facilities, primarily nursing homes, assisted living facilities and retirement centers. The Company also invests in specialty care hospitals and primary care facilities. The Company has investments in 118 health care facilities in 28 states and has total assets of approximately $397 million.

                                                     Three Months Ended
                                                    March 31 (Unaudited)
                                              ------------------------------
                                                  1996              1995
                                              ------------      ------------
Gross income                                  $ 10,890,381      $  9,624,993
Net income                                    $  5,677,108      $  4,864,965
Net income per share                          $        .47      $        .42
Cash flows from operating activities
   available for distribution                 $  7,362,841      $  5,694,981
Cash flows from operating activities
   available for distribution per share       $        .61      $        .49
Funds From Operations                         $  6,147,118      $  5,254,703
Funds From Operations per share               $        .51      $        .45
Average number of shares outstanding            12,052,353        11,619,386
Total assets as of March 31                   $397,412,701      $331,098,644
